Exhibit 3.1

Medicine Man Technologies, Inc.

Amendment to Bylaws

Notwithstanding anything herein to the contrary, for a period of two (2) years from the date of this amendment, the vote of at least four of the Company’s directors shall be required for any of the following actions relating to or affecting the Company and/or any Subsidiary (if any) of the Company, their respective rights or assets and/or businesses:

(i)              changing the total number of directors comprising the Board of Directors;

(ii)             selling, conveying or disposing by any means, to any Person, assets of the Company or such Subsidiary with a fair market value in excess of 20% of all of the assets of the Company or any such Subsidiary in any 12 month period, other than such a sale, conveyance or disposition that is made in the ordinary course of the normal day-to-day operations of the Company;

(iii)           purchasing, leasing, licensing, exchanging or otherwise acquiring any capital assets (real or personal) in excess of 15% of the assets of the Company or any such Subsidiary in any transaction in any 12 month period;

(iv)           modifying in any material respect an annual budget, operating budget or business plan for the Company, or exceeding such budget by more than 25%;

(v)             incurring any indebtedness, pledging or granting liens on any of the Company’s (or any Subsidiary’s) assets, or the Company or any Subsidiary guaranteeing, assuming, endorsing or otherwise becoming responsible for the obligations of any other Person for any amount in excess of $1,000,000;

(vi)            enter into or be a party to any transaction with any director or officer of the Company or any “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such Person (including any family member thereof), provided, that any modifications to any such agreement shall also be subject to this clause;

(vii)           issuing or selling capital stock in the Company or any Subsidiary to any Person in excess of 1,000,000 shares except as contemplated hereunder, or repurchasing, redeeming or otherwise acquiring any capital stock in the Company or any Subsidiary in excess of 1,000,000 shares;

(viii)         declaring or paying any dividends or other type of distributions of the Company or any Subsidiary;

(ix)            making any material change in the purpose of the Company or any Subsidiary (which shall include hemp and cannabis-related businesses, including edibles related thereto) or consummating any transaction outside of the scope of the ordinary business of the Company or any Subsidiary;

(x)              amending the organizational documents of the Company or any Subsidiary;

(xi)            changing the independent auditor of the Company prior to them completing an engagement they have been contracted to perform;

(xii)           commencing any bankruptcy or insolvency proceeding;

(xiii)          dissolving or liquidating, or agreeing to dissolve or liquidate; or

(xiv)          entering into any agreement or commitment to do any of the foregoing.

Dated as of June 5, 2019